EXHIBIT 3

                             [SKYEPHARMA LETTERHEAD]



Vital Living, Inc.
5080 North 40th Street, Suite 105
Phoenix, Arizona 85018-2158
United States

20 August 2003



We refer to the Agreement and Plan of Merger (the "Merger Agreement"), by and among you ("Vital Living"), VLEN Acquisition Corp., Inc. ("Merger Sub") and e-nutriceuticals, Inc. ("ENI"), dated as of the date hereof (the "Closing Date"). Whereas it is one of the conditions to close of the merger contemplated by the Merger Agreement that SkyePharma PLC enter into a binding commitment to invest $1,000,000 in Vital Living subject to certain conditions being fulfilled within 90 days, we hereby agree as follows.

Subject to (a) the Closing of the merger contemplated by the Merger Agreement and (b) the receipt of final and satisfactory documentation, acceptable to us in our reasonable discretion, establishing the consummation of a financing and the actual receipt of $3,000,000 in a private equity offering of capital stock of Vital Living on or before the 90 day anniversary of the Effective Time (as defined in the Merger Agreement), we agree to invest $1,000,000 on the same terms as the investors in such financing, provided that if such private investors are offered differing terms, the investment will be made on terms no less favorable than the most favorable terms provided to such investors.


SKYEPHARMA PLC


By: /s/ Donald Nicholson
   -----------------------
Donald Nicholson
Finance Director